Alliance World Dollar Government Fund, Inc.				Exhibit77C

811-07108


77C - Matters submitted to a vote of security holders


The Annual Meeting of Shareholders of Alliance World Dollar Government Fund, Inc. ("AWDGF") was held on March 29, 2006. A description of each proposal and number of shares voted at the meeting are as follows:



Shares
Voted For


Shares
Withheld
To elect three Directors of AWDGF for a term of two or three years and until his or her successor is duly elected and qualifies.

Class Two (term expires 2008)

D. James Guzy


Class Three (terms expire 2009)

Marc O. Mayer

Marshall C. Turner, Jr.

7,310,057

7,309,064

7,319,043

152,468

153,461

143,482